SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mid-Con Energy Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

59560V109

(CUSIP Number)

Drew F. Nachowiak

Senior Vice President, General Counsel and Corporate Secretary

GAINSCO, Inc.

3333 Lee Parkway, Suite 1200

Dallas, Texas 75219

(972) 629-4301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS GAINSCO, Inc. 75-1617013
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 898,140 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 898,140 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 898,140 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.28% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of Common Units of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), acquired on June 4, 2020, upon conversion of 1,395,349 Class A Convertible Preferred Units (the “Preferred Units”) of the Issuer, which Preferred Units were acquired on August 11, 2016, through a private transaction between the Issuer and GAINSCO, Inc., SCG Ventures LP and FWC Holdings, LLC.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 5, 2020.

1	NAME OF REPORTING PERSONS SCG Ventures LP 90-0903529
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 299,401 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 299,401 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,401 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.09% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of Common Units of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), acquired on June 4, 2020 upon conversion of 465,116 Class A Convertible Preferred Units (the “Preferred Units”) of the Issuer, which Preferred Units were acquired on August 11, 2016, through a private transaction between the Issuer and GAINSCO, Inc., SCG Ventures LP and FWC Holdings, LLC.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 5, 2020.

1	NAME OF REPORTING PERSONS FWC Holdings, LLC 81-4320592
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 149,701 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 149,701 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,701 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.05% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of Common Units of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), acquired on June 4, 2020, upon conversion of 232,558 Class A Convertible Preferred Units (the “Preferred Units”) of the Issuer, which Preferred Units were acquired on August 11, 2016, through a private transaction between the Issuer and GAINSCO, Inc., SCG Ventures LP and FWC Holdings, LLC.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 5, 2020.

1	NAME OF REPORTING PERSONS Stallings Management, LLC 46-1314152
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 299,401 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 299,401 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,401 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.09% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of Common Units of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), acquired on June 4, 2020, upon conversion of 465,116 Class A Convertible Preferred Units (the “Preferred Units”) of the Issuer, which Preferred Units were acquired on August 11, 2016, through a private transaction between the Issuer and GAINSCO, Inc., SCG Ventures LP and FWC Holdings, LLC.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 5, 2020.

1	NAME OF REPORTING PERSONS Robert W. Stallings
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 299,401 (1)
	8	SHARED VOTING POWER 898,140 (1)
	9	SOLE DISPOSITIVE POWER 299,401 (1)
	10	SHARED DISPOSITIVE POWER 898,140 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,197,541 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.37% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of Common Units of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), acquired on June 4, 2020, upon conversion of Class A Convertible Preferred Units (the “Preferred Units”) of the Issuer, which Preferred Units were acquired on August 11, 2016, through a private transaction between the Issuer and GAINSCO, Inc., SCG Ventures LP and FWC Holdings, LLC.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 5, 2020.

1	NAME OF REPORTING PERSONS James R. Reis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 149,701 (1)
	8	SHARED VOTING POWER 898,140 (1)
	9	SOLE DISPOSITIVE POWER 149,701 (1)
	10	SHARED DISPOSITIVE POWER 898,140 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,047,841 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.32% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of Common Units of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), acquired on June 4, 2020, upon conversion of Class A Convertible Preferred Units (the “Preferred Units”), which Preferred Units were acquired on August 11, 2016, through a private transaction between the Issuer and GAINSCO, Inc., SCG Ventures LP and FWC Holdings, LLC.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 5, 2020.

The Schedule 13D (the “Schedule 13D”) filed by the undersigned is amended as follows.

Item 1.	Security and Issuer.

Item 1 is hereby amended to include the following:

The name of the issuer is Mid-Con Energy Partners, L.P. (the “Issuer”), a Delaware limited partnership. The address of the Issuer’s office is 2431 E. 61st Street, Suite 850, Tulsa, Oklahoma 74136. This Schedule 13D relates to the Issuer’s Common Units (the “Common Units”) acquired by the Reporting Persons on June 4, 2020 upon conversion of the Issuer’s Class A Convertible Preferred limited partner interests (referred to as “Preferred Units”), which Preferred Units were acquired by the Reporting Persons on August 11, 2016.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

A.	This statement is being filed by:

i.	GAINSCO, Inc. (“GAINSCO”), a Texas corporation, with respect to the Common Units directly and beneficially owned by it.

ii.	SCG Ventures LP (“SCG Ventures”), a Texas limited partnership, with respect to the Common Units directly and beneficially owned by it.

iii.	FWC Holdings, LLC (“FWC Holdings”), a Texas limited liability company, with respect to the Common Units directly and beneficially owned by it.

iv.	Stallings Management, LLC (“Stallings Management”), a Texas limited liability company, as the general partner of SCG Ventures, with respect to the Common Units beneficially owned by it.

v.	Robert W. Stallings, a United States citizen, as the President of Stallings Management and as Executive Chairman of GAINSCO, with respect to the to the Common Units beneficially owned by him.

vi.	James R. Reis, a United States citizen, as the sole member of FWC Holdings and as Vice Chairman of GAINSCO, with respect to the Common Units beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

A.	The address of the principal office of each of GAINSCO, Inc., FWC Holdings, Robert W. Stallings and James R. Reis is 3333 Lee Parkway, Suite 1200, Dallas, Texas 75219.

B.	The address of the principal office of each of SCG Ventures and Stallings Management is 7905 Brookhollow Boulevard, Frisco, Texas 75034.

C.	The principal business of GAINSCO is a holding company.

D.	The principal business of SCG Ventures is managing investments for the family of Robert W. Stallings.

E.	The principal business of FWC Holdings, LLC is managing investments for James R. Reis.

F.	The principal business of Stallings Management is serving as the general partner of SCG Ventures.

G.	The principal business of Robert W. Stallings is serving as the Executive Chairman of the Board of GAINSCO.

H.	The principal business of James R. Reis is serving as the Vice Chairman of the Board of GAINSCO.

I.	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

J.

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

K.	Robert W. Stallings is a citizen of the United States of America.

L.	James R. Reis is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to include the following:

On August 11, 2016, GAINSCO, SCG Ventures and FWC Holdings acquired a total of 2,093,023 Preferred Units in a private transaction with the Issuer and were acquired using each such Reporting Person’s existing working capital. The aggregate purchase price of the Preferred Units acquired by GAINSCO, SCG Ventures and FWC Holdings was $4,500,000. No brokerage commissions were paid by the Reporting Persons.

On June 4, 2020, each of such Preferred Units held by the Reporting Persons were converted into 0.6436740 Common Units.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The securities covered by this Schedule 13D were acquired for investment purposes.

Pursuant to the Class A Convertible Preferred Unit Purchase Agreement, dated July 31, 2016 (the “Purchase Agreement”), GAINSCO, SCG Ventures and FWC Holdings acquired a total of 2,093,023 shares of the Preferred Units on August 11, 2016. On June 4, 2020, each of such Preferred Units held by the Reporting Persons were converted into 0.6436740 Common Units. Although no Reporting Person has any specific plan or proposal to acquire additional Common Units or to dispose of the Common Units, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Units, or dispose of any or all of its Common Units, pursuant to securities laws, depending upon an ongoing evaluation of its investment, prevailing market conditions, other investment opportunities, and/or other investment considerations.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in any, of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future, and subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with management or the board of directors of the General Partner of the Issuer, other holders of securities of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Common Units reported to be beneficially owned by each person named herein is based upon 14,311,522 Common Units outstanding as of June 5, 2020, which is the total number of Common Units outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 5,2020.

A.	GAINSCO

i.	As of close of business on June 15,2020, GAINSCO beneficially owned 898,140 Common Units.

Percentage: Approximately 6.28%

ii.	Powers

1. Sole power to vote or direct vote: 898,140

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 898,140

4. Shared power to dispose or direct the disposition: 0

iii.

GAINSCO has not entered into any transactions in the Common Units Units during the past sixty days, other than the conversion of 1,395,349 Preferred Units into 898,140 Common Units on June 4, 2020 as described herein under Item 4.

B.	SCG Ventures

i.	As of close of business on June 15, 2020, SCG Ventures beneficially owned 299,401 Common Units.

Percentage: Approximately 2.09%

ii.	Powers

1. Sole power to vote or direct vote: 299,401

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 299,401

4. Shared power to dispose or direct the disposition: 0

iii.

SCG Ventures has not entered into any transactions in the Common Units during the past sixty days, other than the conversion of 465,380 Preferred Units into 299,401 Common Units on June 4, 2020 as described herein under Item 4.

C.	FWC Holdings

i.	As of close of business on June 15, 2020, FWC Holdings beneficially owned 149,701 Common Units.

Percentage: Approximately 1.05%

ii.	Powers

1. Sole power to vote or direct vote: 149,701

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 149,701

4. Shared power to dispose or direct the disposition: 0

iii.

FWC Holdings has not entered into any transactions in the Common Units or Preferred Units during the past sixty days, other than the conversion of 232,558 Preferred Units into 149,701 Common units on June 4, 2020 as described herein under Item 4.

D.	Stallings Management

i.	As of close of business on June 15, 2020, beneficially owned 299,401 Common Units.

Percentage: Approximately 2.09%

ii.	Powers

1. Sole power to vote or direct vote: 299,401

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 299,410

4. Shared power to dispose or direct the disposition: 0

iii.

Neither Stallings Management nor SCG Ventures has entered into any transaction in the Common Units, other than the conversion by SCG Ventures of 465,380 Preferred Units into 299,401 Common Units on June 4, 2020 as described herein under Item 4..

E.	Robert W. Stallings

i.	As of close of business on December 13, 2016, Robert W. Stallings beneficially owned 1,197,541 Common Units.

Percentage: Approximately 8.37%

ii.	Powers

1. Sole power to vote or direct vote: 299,401

2. Shared power to dispose or direct the disposition: 898,140

3. Sole power to dispose or direct the disposition: 299,401

4. Shared power to dispose or direct the disposition: 1,197,541

iii.

Neither Robert W. Stallings, Stallings Management nor SCG Ventures has entered into any transaction in the Common Units or Preferred Units during the past sixty days, other than the conversion by SCG Ventures of 465,380 Preferred Units into 299,401 Common Units on June 4, 2020 as described herein under Item 4.

F.	James R. Reis

i.	As of close of business on June 15, 2020, James R. Reis beneficially owned 1,047,841 Common Units.

Percentage: Approximately 7.32%

ii.	Powers

1. Sole power to vote or direct vote: 149,701

2. Shared power to dispose or direct the disposition: 898,140

3. Sole power to dispose or direct the disposition: 149,701

4. Shared power to dispose or direct the disposition: 898,140

iii.

Neither James R. Reis nor FWC Holdings has entered into any transaction in the Common Units or Preferred Units during the past sixty days, other than the conversion by FWC Holdings of 232,558 Preferred Units into 149,701 Common Units on June 4, 2020 as described herein under Item 4.

As President of Stallings Management and Executive Chairman of the Board of GAINSCO, Robert W. Stallings may be deemed to have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the Common Units of SCG Ventures and the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Units of GAINSCO. Mr. Stallings disclaims beneficial ownership of all of the Common Units, except to the extent of his pecuniary interest therein.

As the sole member of FWC Holdings and the Vice Chairman of the Board of GAINSCO, Mr. James R. Reis may be deemed to have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the Common Units of FWC Holdings and the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Units of GAINSCO. Mr. Reis disclaims beneficial ownership of all of the Common Units, except to the extent of his pecuniary interest therein.

As the general partner of SCG Ventures, Stallings Management may be deemed to have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the Common Units of SCG Ventures. Stallings Management disclaims beneficial ownership of those securities, except to the extent of its pecuniary interest therein.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Preferred Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated as follows:

The Reporting Persons entered into a Joint Filing Agreement with respect to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 19, 2020

GAINSCO, Inc.		SCG Ventures LP
		By:	Stallings Management, LLC,
its general partner

By:	/s/ Terence J. Lynch	By:	/s/ Robert W. Stallings
	Terence J. Lynch		Robert W. Stallings
	Senior Vice President-Investments		President

FWC Holdings, LLC

By:	/s/ James R. Reis
James R. Reis
Sole Member

Stallings Management, LLC

By:	/s/ Robert W. Stallings
Robert W. Stallings
President

Robert W. Stallings

/s/ Robert W. Stallings

James R. Reis

/s/ James R. Reis